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15027837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
NOV 25 2015
Washington DC
404

SEC FILE NUMBER
8-17983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2014 (MM/DD/YY) AND ENDING 9/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz II **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Raymond James Financial Services, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Richard B. Franz II
Chief Financial Officer

Notary Public

ASHELY L. CLINE
Notary Public - State of Florida
My Comm. Expires Nov 18, 2018
Commission # FF 177730
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2015

SUMMARY OF CONTENTS

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (the Company) as of September 30, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Financial Services, Inc. as of September 30, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 24, 2015
Certified Public Accountants

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2015
(in thousands, except share and par value amounts)

Assets		
Cash and cash equivalents	$	111,682
Loans to financial advisors, net of allowance of $1,986		50,161
Other receivables		6,105
Deferred income taxes, net		19,736
Prepaid expenses and other assets		545
Property and equipment, net of accumulated depreciation of $1,986		116
Total assets	$	188,345
Liabilities and stockholder's equity		
Accrued compensation, commissions and benefits	$	73,953
Income taxes payable		2,331
Payables to affiliates		20,761
Accrued expenses and other liabilities		9,371
Total liabilities		106,416
Stockholder's equity:		
Common stock; $1 par value; authorized 5,000 shares; issued and outstanding 5,000 shares		5
Additional paid-in capital		48,591
Retained earnings		33,333
Total stockholder's equity		81,929
Total liabilities and stockholder's equity	$	188,345

See accompanying Notes to Statement of Financial Condition.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2015

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Raymond James Financial Services, Inc. ("RJFS," "we," "our," "ours" or "us") is a Florida corporation and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). We are a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC"). We support independent contractor financial advisors in providing a comprehensive range of investments and services to their retail customers, including asset management, estate planning, retirement planning and investment management. Through our membership in the NFA, we are also regulated by the Commodity Futures Trading Commission ("CFTC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The accompanying Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

Loans to financial advisors and allowance for doubtful accounts

We offer loans to financial advisors primarily for recruiting and retention purposes. These loans are generally repaid over a five to eight year period with interest recognized as earned. There is no fee income associated with these loans. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former independent contractors, management primarily considers our historical collection experience as well as other factors including: any amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written off and the corresponding allowance is reduced. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our Statement of Financial Condition, net of their applicable allowances for doubtful accounts. The allowance for doubtful accounts balance associated with all of our loans to financial advisors is $2.0 million at September 30, 2015. Of the September 30, 2015 loans to financial advisors, the portion of the balance associated with financial advisors who are no longer affiliated with us, after consideration of the allowance for doubtful accounts, is approximately $1.8 million.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Legal liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in managements judgment, the determination of a reasonable estimate of loss is not possible.

We record liabilities related to legal proceedings in accrued expenses and other liabilities. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the liability balance is adjusted as deemed appropriate by management. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those matters.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 5 for further information on our income taxes.

NOTE 3 – RELATED PARTY TRANSACTIONS

Pursuant to formal clearing agreements, RJ&A clears trades for us. As part of the agreement, RJ&A confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on our behalf. RJ&A retains a portion of such commissions and fees as a clearing fee for its services.

We participate with affiliates in certain revenue sharing arrangements including as the beneficiary of a revenue assignment from Raymond James Insurance Group, Inc. ("RJIG"), a wholly owned general insurance agency subsidiary of RJF, which results in receivables from and payables to affiliates. We participate with our Parent and affiliates in certain expense and tax sharing agreements. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from or provided to our Parent or affiliates.

Receivables from affiliates of $2.1 million are recorded in Other Receivables on the Statement of Financial Condition. Payables to affiliates of $20.8 million at September 30, 2015, includes $19.7 million payable to the Parent attributable to deferred taxes, as well as, amounts payable for the related party transactions. Other than the portion related to deferred taxes, the related party transactions that result in these payables are settled monthly.

At September 30, 2015, RJA had advanced $58.6 million for receivables related to trailing commissions from mutual funds and variable annuities/insurance products to RJFS.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement" which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250 thousand or two percent of aggregate debit items arising from client transactions. At September 30, 2015, we had no aggregate debit items and, therefore, the minimum net capital of $250 thousand is applicable. Our net capital position is as follows:

	September 30, 2015 (in thousands)
Net capital	$ 25,828
Less: required net capital	(250)
Excess net capital	$ 25,578

NOTE 5 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of the temporary differences that give rise to significant portions of the deferred tax asset (liability) items are as follows:

	September 30, 2015 (in thousands)
Deferred tax assets:	
Accrued expenses	$ 4,323
Deferred compensation	13,523
Fixed assets	113
Other	1,999
Total deferred tax assets	19,958
Deferred tax liabilities:	
Other	(222)
Total deferred tax liabilities	(222)
Net deferred tax asset	$ 19,736

No valuation allowance associated with our deferred tax asset is required at September 30, 2015, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group, carryback losses against prior year consolidated taxable income and expectations of future taxable income.

As of September 30, 2015, accrued interest and penalties included in income taxes payable were approximately $813 thousand. At September 30, 2015, our liability for unrecognized tax benefits is $2.8 million. We anticipate that the unrecognized tax benefits balance may decrease by $796 thousand over the next twelve months as a result of the resolution of outstanding state tax audits.

The results of our operations are included in the consolidated income tax returns of RJF in the United States ("U.S.") federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2013 for federal tax returns and fiscal year 2011 for state and local tax returns. Various state audits in process are expected to be completed in the fiscal year 2016.

NOTE 6 - BENEFIT PLANS

Employee benefit plans

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJFS based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis and are recognized as compensation cost throughout the year. Benefits become fully vested after six years of qualified service.

RJFS participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF established a Voluntary Deferred Compensation Plan (the "VDCP"), a non-qualified and voluntary opportunity for certain highly compensated employees to defer compensation. Eligible participants may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

Share-based compensation plans

Stock option awards

Under RJF's Stock Incentive Plan, RJFS may grant options to select employees. These options are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of ours or has terminated within 45 days, disabled, deceased or, in some instances, retired. Options are granted with an exercise price equal to the market price of RJF stock on the grant date.

The fair value of each fixed option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for stock options granted during the fiscal year ended September 30, 2015:

Dividend yield	1.3%
Expected volatility	29.72%
Risk-free interest rate	1.64%
Expected lives (in years)	5.47

The dividend yield assumption is based on RJF's declared dividend as a percentage of the stock price at the date of the grant. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, (3) the implied volatility of option contracts of RJF stock, and (4) the annualized volatility of the price of RJF stock since the late 1980s. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

A summary of option activity for grants to RJFS employees for the fiscal year ended September 30, 2015 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value ($) (in thousands)
Outstanding at October 1, 2014	174,500	$ 34.69		
Granted	56,000 (1)	55.49		
Exercised	(40,263)	25.95		
Forfeited	(9,400) (1)	41.39		
Outstanding at September 30, 2015	180,837	$ 42.12	4.12	$ 1,656
Exercisable at September 30, 2015	24,937	$ 27.13	1.3	$ 561

(1) Grants and forfeitures include transfers from and to affiliates, respectively.

The following stock option activity occurred under RJF's Stock Incentive Plan for grants made to RJFS employees during the fiscal year ended September 30, 2015 (in thousands, except per option amounts):

Weighted-average grant date fair value per option	$ 14.40
Total intrinsic value of stock options exercised	$ 1,175
Total grant date fair value of stock options vested	$ 459

Restricted stock awards

Under RJF's Stock Incentive Plan we may grant restricted stock awards to select RJFS employees. The determination of the number of units or shares to be granted is determined by the Corporate Governance, Nominating and Compensation Committee of the Board of Directors. Under the plan, the awards are generally restricted for a three to five year period during which time the awards are forfeitable in the event of termination other than for death, disability or retirement. The following activity occurred in the fiscal year ended September 30, 2015:

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at October 1, 2014	56,820	$ 38.18
Granted	12,692 (1)	41.39
Vested	(18,156)	29.59
Forfeited	(3,155) (1)	39.30
Non-vested at September 30, 2015	48,201	$ 43.26

(1) Grants and forfeitures include transfers from and to affiliates, respectively.

Employee stock purchase plan

The employee stock purchase plan allows employees to purchase RJF's common stock at a 15% discount annually. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the RJF common stock is 85% of the average high and low market price on the day prior to the purchase date.

Employee investment funds

Certain key employees participate in RJF's EIF Funds, which are limited partnerships that invest in certain of our merchant banking and venture capital activities and other unaffiliated venture capital limited partnerships. RJF made non-recourse loans to these key employees for two-thirds of the purchase price per unit. All of these loans have been repaid.

Non-employee share-based and other compensation

Stock option awards

Under RJF's 2012 Plan, RJFS may grant stock options to our independent contractor financial advisors. Options are exercisable five years after grant date provided that the financial advisors are still associated with us or have terminated within 45 days, disabled, deceased or, in some instances, retired. Option terms are specified in individual agreements and expire on a date no later than the sixth anniversary of the grant date. Options are granted with an exercise price equal to the market price of our stock on the grant date.

Share-based awards granted to our independent contractor financial advisors are measured at their vesting date fair value and their fair value estimated at reporting dates prior to that time. Further, we classify these non-employee awards as liabilities at fair value upon vesting.

The fair value of each option grant awarded to an independent contractor financial advisor is estimated on the date of grant and periodically revalued using the Black-Scholes option pricing model with the following weighted-average assumptions for fiscal year 2015:

Dividend yield	1.44%
Expected volatility	32.46%
Risk-free interest rate	1.36%
Expected lives (in years)	3.14

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price at each point in time the options are revalued. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, (3) the implied volatility of option contracts of RJF stock, and (4) the annualized volatility of the price of RJF stock since the late 1980s. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at each point in time the options are valued. The expected lives assumption is based on the difference between the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term and the date of the current reporting period.

A summary of independent contractor financial advisors option activity for the fiscal year ended September 30, 2015 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value ($) (in thousands)
Outstanding at October 1, 2014	239,625	$ 34.37		
Granted	39,200	55.49		
Exercised	(35,000)	23.86		
Forfeited	(200)	55.49		
Outstanding at September 30, 2015	243,625	$ 39.26	3.05	$ 2,635
Exercisable at September 30, 2015	13,000	$ 25.28	.15	$ 307

The following activity for our independent contractor financial advisors occurred under RJF's Stock Incentive Plan for the fiscal year ended September 30, 2015 (in thousands):

Total grant date fair value of stock options vested	$	783

Restricted stock awards

Under RJF's Stock Incentive Plan we may grant restricted shares of common stock or restricted stock units to independent contractor financial advisors. Under the plan the awards are generally restricted for a five year period, during which time the awards are forfeitable in the event the independent contractor financial advisors are no longer associated with us, other than for death, disability or retirement.

The following activity for our independent contractor financial advisors occurred during the fiscal year ended September 30, 2015:

	Shares/Units	Weighted-average reporting date fair value ($)
Non-vested at October 1, 2014	14,906	$ 53.58
Vested	(12,320)	
Non-vested at September 30, 2015	2,586	$ 49.63

The weighted-average fair value of share and unit awards vested during the fiscal year ended September 30, 2015 was $57.51 per share. There were no restricted stock awards forfeited during the fiscal year ended September 30, 2015.

The total fair value of share and unit awards vested during the year ended September 30, 2015 was $708 thousand.

Other compensation

We offer non-qualified deferred compensation plans that provide benefits to our independent contractor financial advisors who meet certain production requirements. RJF has purchased and holds life insurance on employees, to earn a competitive rate of return for participants and to provide the source of funds available to satisfy its obligations under some of these plans. The contributions are made in amounts approved annually by RJF's management.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

As part of our recruiting efforts, we offer loans to prospective financial advisors who are independent contractors primarily for recruiting and/or retention purposes (see Note 2 for a discussion of our accounting policies governing these transactions). These commitments are contingent upon certain events occurring including, but not limited to, the financial advisor becoming affiliated with us. As of September 30, 2015, we had made commitments to financial advisors who are independent contractors of approximately $24.4 million that had not yet been funded.

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. These reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

Legal matter contingencies

We are a defendant or co-defendant in various lawsuits and arbitrations incidental to our securities business as well as regulatory investigations and other corporate litigation. We are contesting the allegations in these matters and believe that there are meritorious defenses in each. In view of the number and diversity of claims against us, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. Refer to Note 2 for a discussion of our criteria for establishing a range of possible loss related to such matters. As of September 30, 2015, management currently estimates the aggregate range of possible loss is from $0 to an amount of up to $14.0 million in excess of the accrued liability (if any) related to these matters. In the opinion of management, based on current available information, review with outside legal counsel, and consideration of the accrued liability amounts provided for in the accompanying Statement of Financial Condition with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on our financial position.

NOTE 8 — SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 24, 2015. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER

880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863

LIFEWELLPLANNED.COM